

September 28, 2010

Robin Young
Chief Executive Officer
Globalink, Ltd.
938 Howe Street, Suite 405
Vancouver, B.C. V6Z 1N9, Canada

> **Re: Globalink, Ltd.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q for the quarter ended June 30, 2010**
> **Filed August 16, 2010**
> **File No. 333-133961**

Dear Mr. Young:

We have reviewed your response letter dated August 9, 2010 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Note 9. Business Combination, page 36

1.   We read your response to comment six from our letter dated June 22, 2010 and have the following additional comments:

- We read that the 2,000,000 common shares issued were valued at fair value. Please tell us how you determined that fair value and why you believe your methodology for determining fair value is appropriate.

- We read that intangible assets such as OneWorld's trade name were recorded as goodwill. Please explain to us how your accounting is consistent with the guidance in paragraph 39 of SFAS 141, which was in effect at the time of this acquisition, and revise as necessary.

- We read that the assets of OneWorld were recorded at cost and the difference was recorded as goodwill. Please explain to us how your accounting is consistent with the guidance in paragraphs 35 through 38 and paragraph 43 of SFAS 141, which was in effect at the time of this acquisition, and revise as necessary.

- The third bullet point of our prior comment six requested that you provide us with the disclosures required by paragraphs 51(d) and (e) of SFAS 141 within your response. Since your response did not include this information, we reissue that portion of our comment. Please consider the guidance in the bullet points immediately above and provide us with the disclosures required by paragraphs 51(d) and (e) of SFAS 141 in your response to this comment.

Form 10-Q for the Period Ended June 30, 2010

2. In your responses to comments two, three, four, five and the third bullet point of comment six from our letter dated June 22, 2010, you agreed to make certain revisions to your future filings, including your June 30, 2010 Form 10-Q. We cannot locate these revisions in your June 30, 2010 Form 10-Q. Please revise your Form 10-Q to fully comply with these comments. In your response, please tell us exactly where and how you have complied with these comments in your amended Form 10-Q.

You may contact Lisa Sellars, Staff Accountant, at 202-551-3348, or me at 202-551-3737 if you have questions regarding the above comments.

Sincerely,

Jennifer Thompson
Accounting Branch Chief